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                                                                    EXHIBIT 3(a)

                                                                  March 12, 1996



                            CROWN LABORATORIES, INC.

                 EXTENSION OF EXPIRATION DATE TO MARCH 28, 1996
                       FOR OFFER TO WARRANT HOLDERS DATED
                               FEBRUARY 15, 1996

         On February 15, 1996, Crown Laboratories, Inc. offered to holders of its Warrants to lower the exercise price of the Warrants each holder owns of record from $3.00 per share of Common Stock to $1.375 per share of Common Stock provided that at least 60% of the Warrants held by a recordholder are exercised and, if at least 60% of such Warrants are exercised, the Company will extend the terms of the remaining Warrants held by each such holder for one year (the "Offer"). Crown Laboratories, Inc. hereby extends the expiration date of the Offer until March 28, 1996. To accept this Offer the Warrants must be tendered and exercised on or prior to 5:00 p.m. Eastern Standard Time on March 28, 1996, unless such date is extended by the Company in its sole discretion.

         Each record holder of Warrants must either accept the Offer and exercise at least 60% of his Warrants at $1.375 per share and have the expiration date of the balance, if any, of his Warrants extended for one year at an exercise price of $3.00 per share or retain his current Warrants on their current terms. A holder of the Warrants may tender and exercise at $1.375 per share over 60% of the Warrants held by him for tender and exercise pursuant to the Offer.

         Except for the extension of the expiration date, all other terms and conditions of the Offer remain in full force and effect and the previously provided Letter of Transmittal should be used to tender and exercise Warrants.

         As of March 11, 1996, 25,000 Warrants had been tendered for exercise.